Cypherpunk Holdings Inc. Rebrands to Sol Strategies, Signifying Strategy Shift to Solana

TORONTO - September 12, 2024 - Sol Strategies Inc., formerly Cypherpunk Holdings Inc. (CSE: HODL) (OTC: CYFRF) ("Sol Strategies" or the "Company"), a Canadian company focused on blockchain investments, today announced its rebrand to "Sol Strategies" to reflect its new investment strategy centered on Solana. This shift includes staking Solana and investing in the protocol's projects and infrastructure. The Company's legal name change from "Cypherpunk Holdings Inc." to "Sol Strategies Inc." took effect on September 12, 2024, and was unanimously approved by the Company's board of directors and by its shareholders at the Company's shareholder meeting held on July 30, 2024. Sol Strategies will continue to be traded under the ticker symbol HODL on the Canadian Securities Exchange (CSE) and CYFRF on the OTC market.

"With the Company rebranding to Sol Strategies, we are positioned to capitalize on the growth potential within the Solana ecosystem" said Leah Wald, CEO of Sol Strategies. She added: "Just as the Company was one of the first publicly traded investment vehicles investing its treasury assets in Bitcoin, the Company's shareholders can gain similar indirect exposure to the Company's holdings and staking of Solana and any future investments that it may make in Solana-based projects and infrastructure. Transitioning to Sol Strategies signifies our strategic evolution for the Company as we focus on unlocking Solana for public markets and driving value for our shareholders."

The Company's blockchain and cryptocurrency related business emerged in 2018, focused on venture capital, private equity and Bitcoin investments at a time when no crypto-asset ETFs existed. It was one of the first publicly traded companies in Canada to hold significant Bitcoin as a treasury asset. As the digital asset market continues to rapidly evolve and mature, so has the Company. The Company's rebranding reflects the Company's evolution and maturity.

Now branded as Sol Strategies, the Company is focused on operating its own validator node on Solana through a third-party service provider and making strategic investments in Solana-based projects and infrastructure. This shift provides the Company's investors with an opportunity to benefit any future growth of the Company related to its investments and participation in the Solana ecosystem, blockchain and cryptocurrency sector, without the complexities of directly purchasing and managing cryptocurrency assets. With this direction, Sol Strategies is seeking to take a leading role in connecting public markets to decentralized finance.

For more information and to see the Company's current staking progress, as outlined in the August 1st corporate update, please visit Sol Strategies' new website at Solstrategies.io.

About Sol Strategies

Sol Strategies is a publicly traded company committed to the continued development of the blockchain and cryptocurrency ecosystem through its activities in the private equity and financial markets and its support for related technology innovation. Through its investments, the Company offers its shareholders exposure to Solana through its direct investing and staking activities. By staking Solana and investing in Solana- based projects and infrastructure, the Company seeks to benefit from the potential growth of Solana and its other investments to drive value for its shareholders, including those seeking to avoid the complexities of managing cryptocurrency assets directly. Sol Strategies' mission is to lead the Solana ecosystem by generating a strong revenue stream through staking rewards and investing in emerging, high-potential Solana-based projects and infrastructure. To learn more about taking a stake in Sol Strategies' future, please visit our website at www. Solstrategies.io. A copy of this news release and all material documents in respect of the Company may be obtained under the Company's SEDAR+ profile at www.sedar+.com.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information, and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward looking statements in this news release include statements regarding the company's future investing plans and strategies, the potential success of its brand, the growth of Solana and other investments. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward- looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with the respect to the accuracy of any statements made, information provided or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies

Media contact: solstrategies@mgroupsc.com